UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for June 2019

On a YoY basis, passenger traffic increased 3.4% in Mexico, 1.9% in Puerto Rico and 20.7% in Colombia

Mexico City, July 3, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for June 2019 increased 6.4% when compared to June 2018. Passenger traffic rose 3.4% in Mexico, 1.9% in Puerto Rico and 20.7% in Colombia.

This announcement reflects comparisons between June 1 through June 30, 2019 and 2018, as well as accumulated figures for 2019 and 2018. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	June		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,792,880	2,887,405	3.4	16,854,859	17,450,634	3.5
Domestic Traffic	1,321,639	1,419,994	7.4	7,382,487	7,897,876	7.0
International Traffic	1,471,241	1,467,411	(0.3)	9,472,372	9,552,758	0.8
San Juan, Puerto Rico	871,121	888,007	1.9	4,135,978	4,717,808	14.1
Domestic Traffic	763,681	779,040	2.0	3,714,790	4,216,167	13.5
International Traffic	107,440	108,967	1.4	421,188	501,641	19.1
Colombia	858,823	1,036,748	20.7	4,880,688	5,614,966	15.0
Domestic Traffic	721,255	859,643	19.2	4,123,159	4,757,830	15.4
International Traffic	137,568	177,105	28.7	757,529	857,136	13.1
Total Traffic	4,522,824	4,812,160	6.4	25,871,525	27,783,408	7.4
Domestic Traffic	2,806,575	3,058,677	9.0	15,220,436	16,871,873	10.9
International Traffic	1,716,249	1,753,483	2.2	10,651,089	10,911,535	2.4

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Mexico Passenger Traffic
	June		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Domestic Traffic	1,321,639	1,419,994	7.4	7,382,487	7,897,876	7.0
Cancun	764,249	781,998	2.3	4,032,505	4,219,050	4.6
Cozumel	12,295	18,770	52.7	72,993	98,229	34.6
Huatulco	55,387	67,364	21.6	327,869	369,708	12.8
Merida	175,217	210,980	20.4	1,054,366	1,228,490	16.5
Minatitlan	16,178	12,122	(25.1)	94,567	70,619	(25.3)
Oaxaca	62,162	81,471	31.1	400,875	467,244	16.6
Tapachula	24,253	30,743	26.8	145,059	180,920	24.7
Veracruz	119,459	116,455	(2.5)	681,137	671,981	(1.3)
Villahermosa	92,439	100,091	8.3	573,116	591,635	3.2
International Traffic	1,471,241	1,467,411	(0.3)	9,472,372	9,552,758	0.8
Cancun	1,392,349	1,400,407	0.6	8,905,478	8,995,343	1.0
Cozumel	41,402	26,475	(36.1)	241,714	229,186	(5.2)
Huatulco	3,318	3,374	1.7	102,068	101,068	(1.0)
Merida	17,226	16,394	(4.8)	114,498	106,672	(6.8)
Minatitlan	588	690	17.3	3,357	3,725	11.0
Oaxaca	6,952	11,570	66.4	47,540	68,157	43.4
Tapachula	1,214	1,214	-	8,295	6,370	(23.2)
Veracruz	5,531	5,622	1.6	31,742	32,406	2.1
Villahermosa	2,661	1,665	(37.4)	17,680	9,831	(44.4)
Traffic Total Mexico	2,792,880	2,887,405	3.4	16,854,859	17,450,634	3.5
Cancun	2,156,598	2,182,405	1.2	12,937,983	13,214,393	2.1
Cozumel	53,697	45,245	(15.7)	314,707	327,415	4.0
Huatulco	58,705	70,738	20.5	429,937	470,776	9.5
Merida	192,443	227,374	18.2	1,168,864	1,335,162	14.2
Minatitlan	16,766	12,812	(23.6)	97,924	74,344	(24.1)
Oaxaca	69,114	93,041	34.6	448,415	535,401	19.4
Tapachula	25,467	31,957	25.5	153,354	187,290	22.1
Veracruz	124,990	122,077	(2.3)	712,879	704,387	(1.2)
Villahermosa	95,100	101,756	7.0	590,796	601,466	1.8

Passenger Traffic, San Juan Airport (LMM)
	June		% Chg	Year to date		% Chg
	2018	2019		2018	2019
SJU Total	871,121	888,007	1.9	4,135,978	4,717,808	14.1
Domestic Traffic	763,681	779,040	779,040	3,714,790	4,216,167	13.5
International Traffic	107,440	108,967	108,967	421,188	501,641	19.1

Colombia Passenger Traffic Airplan
	June		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Domestic Traffic	721,255	859,643	19.2	4,123,159	4,757,830	15.4
Rionegro	502,285	627,764	25.0	2,885,896	3,445,225	19.4
Medellin	88,378	90,404	2.3	502,626	509,668	1.4
Monteria	77,065	81,985	6.4	427,257	472,767	10.7
Carepa	16,133	18,862	16.9	94,522	104,357	10.4
Quibdo	30,011	32,905	9.6	171,151	180,079	5.2
Corozal	7,383	7,723	4.6	41,707	45,734	9.7
International Traffic	137,568	177,105	28.7	757,529	857,136	13.1
Rionegro	137,568	177,105	28.7	757,529	857,136	13.1
Medellin	-	-		-	-
Monteria	-	-		-	-
Carepa	-	-		-	-
Quibdo	-	-		-	-
Corozal	-	-		-	-
Traffic Total Colombia	858,823	1,036,748	20.7	4,880,688	5,614,966	15.0
Rionegro	639,853	804,869	25.8	3,643,425	4,302,361	18.1
Medellin	88,378	90,404	2.3	502,626	509,668	1.4
Monteria	77,065	81,985	6.4	427,257	472,767	10.7
Carepa	16,133	18,862	16.9	94,522	104,357	10.4
Quibdo	30,011	32,905	9.6	171,151	180,079	5.2
Corozal	7,383	7,723	4.6	41,707	45,734	9.7

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 03, 2019